                                             As filed pursuant to Rule 424(b)(2)
                                             Registration No. 33-62757

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 15, 1995)

$1,407,500,000

                      (COCA-COLA ENTERPRISES, INC. LOGO)

MEDIUM-TERM NOTES
DUE FROM AND EXCEEDING NINE MONTHS FROM DATE OF ISSUE

Coca-Cola Enterprises Inc. (the "Company") may offer from time to time up to $1,407,500,000 aggregate amount, or the equivalent thereof in foreign currencies or currency units, of its unsecured Medium-Term Notes (the "Notes"), which will bear interest at fixed rates ("Fixed Rate Notes") or variable rates ("Floating Rate Notes"). The interest rates on Fixed Rate Notes, which may be zero in the case of certain Notes issued at a price representing a substantial discount from the principal amount payable upon maturity, the method of determining the interest rates on Floating Rate Notes and the issue prices and maturity dates of the Notes will be established by the Company from time to time and will be set forth in supplements hereto ("Pricing Supplements"). Interest rates, the methods of determining interest rates and issue prices are subject to change by the Company, but no such change will affect any Note theretofore issued or as to which an offer to purchase has been accepted by the Company. The Notes will have maturities from and exceeding nine months from their respective dates of issue. See "Description of Notes".

The Notes may be denominated in U.S. dollars or in such foreign currencies or currency units as may be designated by the Company at the time of offering and set forth in a Pricing Supplement (the "Specified Currency"). Unless otherwise specified in the applicable Pricing Supplement, interest on each Fixed Rate Note will accrue from its date of issue and will be payable, at the option of the original purchaser, either semi-annually in arrears on each June 1 and December 1 or annually in arrears on each June 15, and at maturity (or, if applicable, upon redemption at the option of the Company or upon repayment at the option of the holders of the Notes (the "Holders")). The interest rate on Floating Rate Notes will be determined by reference to the "CD Rate", the "Commercial Paper Rate", the "Federal Funds Rate", "LIBOR", the "Prime Rate", the "Treasury Rate" or other interest rate formula, and may be adjusted by a "Spread" or "Spread Multiplier", as defined herein. Interest on each Floating Rate Note will accrue from its date of issue and will be payable as set forth in the applicable Pricing Supplement and at maturity (or, if applicable, upon redemption or repayment).

The principal amount payable at maturity and/or the interest payable on each Note may be determined by reference to the relationship between two or more specified currencies, by reference to one or more equity or other indices and/or formulae or the price of one or more specified commodities or by such other methods as may be described in the applicable Pricing Supplement (an "Indexed Note"). Fixed Rate Notes may pay a legal amount in respect of both principal and interest amortized over the life of the Note (an "Amortizing Note"). The Notes will not be subject to redemption or repayment prior to their stated maturity unless otherwise specified in the applicable Pricing Supplement.

The Notes will be issued in fully registered certificated or book-entry form in denominations of $1,000 or any integral multiple thereof. Ownership of beneficial interests in Notes in book-entry form will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company, as Depository, and its participants. Owners of beneficial interests in Notes issued in book-entry form will be entitled to physical delivery of Notes in certificated form in the principal amount of their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes -- Book-Entry Notes".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                         PRICE TO                       AGENTS'                               PROCEEDS TO
                         PUBLIC(1)                  COMMISSIONS(2)                           COMPANY(2)(3)
Per Note...........  100.000%               .125% - .750%                        99.875% - 99.250%
Total..............  $1,407,500,000         $1,759,375 - $10,556,250             $1,405,740,625 - $1,396,943,750
-----------------------------------------------------------------------------------------------------------------------

(1) Unless otherwise specified in the applicable Pricing Supplement, Notes will be issued at 100% of their principal amount.
(2) The Company will pay commissions to Salomon Brothers Inc and Lehman Brothers, Lehman Brothers Inc. (the "Agents") in the form of discounts, ranging from .125% to .750% of the principal amount of any Note, depending upon maturity, and may sell Notes to either Agent, as principal, for resale to investors or other purchasers at varying prices relating to prevailing market prices at the time of resale, as determined by such Agent. Commissions on Notes with maturities of more than 40 years will be at rates negotiated by the Company and the Agents at the time of sale. Unless otherwise indicated in the applicable Pricing Supplement, a Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity and may be resold by such Agent. No commission will be payable on any sales made directly by the Company.
(3) Assuming Notes are issued at 100% of their principal amount and before deducting expenses payable by the Company estimated at $1,050,000.

The Notes are being offered on a continuing basis by the Company through the Agents, which have agreed to use their best efforts to solicit purchases of the Notes, and Notes may also be sold to either Agent, as principal, for resale to investors or other purchasers. The Company reserves the right to sell Notes directly to investors on its own behalf in those jurisdictions where it is permitted to do so. The Notes will not be listed on any securities exchange, and there can be no assurance that the Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or either Agent may reject any order in whole or in part. See "Plan of Distribution" in this Prospectus Supplement.

SALOMON BROTHERS INC                                             LEHMAN BROTHERS

The date of this Prospectus Supplement is November 21, 1995.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes (which represent a series of, and are referred to in the accompanying Prospectus as, "Debt Securities") supplements and, to the extent, if any, inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus to which reference is hereby made. The particular terms of the Notes offered by this Prospectus Supplement and each Pricing Supplement will be described herein and therein. Certain capitalized terms used herein are defined in the accompanying Prospectus.

     The Company may issue and sell additional Debt Securities in other series pursuant to the accompanying Prospectus and, such Debt Securities, if issued and sold, will reduce the aggregate principal amount of Notes that may be issued and sold pursuant to this Prospectus Supplement. The aggregate principal amount of the Notes may also be reduced by the aggregate principal amount of any additional series of medium-term notes of the Company in bearer or registered form issued and sold outside the United States concurrently with the offering of the Notes (the "Bearer Notes"). Upon any public offering or sale pursuant to the Prospectus of any other series of Debt Securities, such series of Debt Securities and the particular terms of such offers or sales will be described in a Prospectus Supplement or Prospectus Supplements relating thereto.

GENERAL

     The Notes will be issued under an Indenture between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as trustee (the "Trustee"), dated as of July 30, 1991, as amended by the First Supplemental Indenture dated as of January 29, 1992 (the "Indenture"), which is more fully described in the accompanying Prospectus. The following summaries of certain provisions of the Indenture do not purport to be complete, are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. The terms and conditions set forth below will apply to each Note unless otherwise specified in the applicable Pricing Supplement.

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued in one or more series up to the aggregate principal amount which may be authorized from time to time by the Company. The Company may, from time to time, without the consent of the Holders of the Notes, provide for the issuance of additional Notes or other Debt Securities under the Indenture. As used herein, "Holder" includes the Depository (as hereinafter defined) with respect to Notes issued in book-entry form.

     All Debt Securities, including the Notes, issued and to be issued will be unsecured and will rank pari passu with all other Debt Securities and other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. However, since the Company is primarily a holding company, the right of the Company, and hence the rights of creditors of the Company (including the Holders), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The Notes will be offered on a continuing basis and will mature on any Business Day (as hereinafter defined) from and exceeding nine months from the date of issue, as selected by the purchaser and agreed to by the Company, and may be subject to redemption or repayment prior to maturity at the price or prices specified in the applicable Pricing Supplement. Floating Rate Notes will mature on an Interest Payment Date (as hereinafter defined). Each Note will bear interest at either (a) a fixed rate or (b) a floating rate determined by reference to a Base Rate (as hereinafter defined), which may be adjusted by adding or subtracting the Spread or multiplying by the Spread Multiplier (as hereinafter defined).

     The Notes will be issued only in fully registered certificated or book-entry form and, except as may be otherwise provided in the applicable Pricing Supplement, in U.S. dollar denominations of $1,000 or any integral multiple thereof. Notes issued in certificated form may be transferred or exchanged at the offices described in "-- Payment of Principal and Interest" below. In the event Notes are issued in book-entry form through the facilities of The Depository Trust Company, New York, New York (the "Depository"), transfers or exchanges may be similarly effected through a participating member of the Depository. See
"-- Book-Entry Notes" below. No service charge will be made for any registration of transfer or exchange of Notes issued in certificated form, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

PAYMENT OF PRINCIPAL AND INTEREST

     Payments on Notes issued in book-entry form will be made to the Depository. See "-- Book-Entry Notes" below. In the case of Notes issued in certificated form, principal, premium, if any, and interest will be payable, the transfer of the Notes will be registrable, and Notes will be exchangeable for Notes bearing identical terms and provisions at the office or agency of the Trustee in New York City designated for such purpose; provided, however, that payment of interest, other than interest at maturity (or on the date of redemption or repayment, if a Note is redeemed or repaid prior to maturity), may be made at the option of the Company by check mailed to the address of the person in whose name the applicable Note is registered at the close of business on the relevant Regular Record Date (as hereinafter defined) as shown on the applicable Security Register or by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Interest will be payable on each date specified in the Note on which an installment of interest is due and payable (an "Interest Payment Date") and at maturity (or, if applicable, upon redemption or repayment). If the original issue date of a Note is between a Regular Record Date and an Interest Payment Date, the initial interest payment will be made on the Interest Payment Date following the next succeeding Regular Record Date to the registered Holder on such next succeeding Regular Record Date.

     Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including the date of issue, if no interest has been paid with respect to such Note), to but excluding the applicable Interest Payment Date (an "Interest Accrual Period"). However, in the case of Floating Rate Notes on which the interest rate is reset daily or weekly, unless otherwise specified in the applicable Pricing Supplement, the interest payments will include interest accrued only from but excluding the Regular Record Date through which interest has been paid (or from and including the date of issue, if no interest has been paid with respect to such Note) through and including the Regular Record Date next preceding the applicable Interest Payment Date, except that the interest payment on the maturity date (or, if applicable, the date of redemption or repayment) will include interest accrued to but excluding such date. In the case of Notes issued in certificated form, payment of principal, premium, if any, and interest payable at maturity (or, if applicable, upon redemption or repayment) on each Note will be paid in immediately available funds against presentation of the Note at the office of the Trustee, which is currently located at 55 Water Street, New York, New York 10041, Attention: Corporate Trust and Agency Group, provided that the Notes in certificated form are presented to the Trustee in time for the Trustee to make such payments in such funds in accordance with its normal procedures. Interest payable at maturity (or, if applicable, upon redemption or repayment) will be payable to the person to whom the principal of the Note shall be paid. Notwithstanding the above, a Holder of $10,000,000 or more in aggregate principal amount of Notes issued in certificated form having the same Interest Payment Date will be entitled to receive payments of interest (other than at maturity or, if applicable, upon redemption or repayment) by wire transfer of immediately available funds if appropriate wire transfer instructions have been received by the Trustee on or before the Regular Record Date immediately preceding the applicable Interest Payment Date.

     All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

REDEMPTION AND REPAYMENT

     The Notes will be subject to redemption by the Company on and after the initial redemption date, if any, fixed at the time of sale and set forth in the applicable Pricing Supplement and in the applicable Note (the "Initial Redemption Date"). If no Initial Redemption Date is indicated with respect to a Note, such Note will not be redeemable prior to maturity. On and after the Initial Redemption Date with respect to any Note, such Note will be redeemable in whole or in part in increments of $1,000 at the option of the Company at a redemption price (the "Redemption Price") determined in accordance with the following paragraph, together with interest thereon payable to the date of redemption, on notice given no more than 60 nor less than 30 days prior to the date of redemption.

     The Redemption Price for each Note subject to redemption shall initially be equal to a certain percentage (the "Initial Redemption Percentage") of the principal amount of such Note to be redeemed and shall decline at each anniversary of the Initial Redemption Date with respect to such Note by a percentage (the "Annual Redemption Percentage Reduction") of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount. The Initial Redemption Percentage and any Annual Redemption Percentage Reduction with respect to each Note subject to redemption prior to maturity will be fixed at the time of sale and set forth in the applicable Pricing Supplement and in the applicable Note.

     The Notes will be subject to repayment at the option of the Holders thereof in accordance with the terms of the Notes on their respective optional repayment dates, if any, fixed at the time of sale and set forth in the applicable Pricing Supplement and in the applicable Note (the "Optional Repayment Dates"). If no Optional Repayment Date is indicated with respect to a Note, such Note will not be repayable at the option of the Holder prior to maturity. On any Optional Repayment Date with respect to any Note, such Note will be repayable in whole or in part in increments of $1,000 at the option of the Holder thereof at a price equal to 100% of the principal amount to be repaid, together with interest thereon payable to the Optional Repayment Date, on notice given by such Holder to the Company not more than 60 nor less than 30 days prior to the Optional Repayment Date.

     Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be subject to any sinking fund.

FIXED RATE NOTES

     Each Fixed Rate Note will bear interest from the date of issue at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise specified in the applicable Pricing Supplement, interest on Fixed Rate Notes will be payable, at the option of the original purchaser, either semi-annually in arrears on June 1 and December 1 of each year or annually in arrears on June 15 of each year, to the persons in whose names the Notes are registered at the close of business on the fifteenth day of the calendar month preceding such Interest Payment Date (the "Regular Record Date"). Interest is also payable at maturity (or, if applicable, upon redemption or repayment). Unless otherwise specified in the applicable Pricing Supplement, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the maturity date (or the date of redemption or repayment) of a Fixed Rate Note falls on a day that is not a Business Day, the payment will be made on the next Business Day as if it were made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date (or the date of redemption or repayment), as the case may be.

FLOATING RATE NOTES

     Unless otherwise specified in the applicable Pricing Supplement, Floating Rate Notes will be issued as described below. Interest on Floating Rates Notes will be determined by reference to a "Base Rate", which may be the "CD Rate" ("CD Rate Notes"), the "Commercial Paper Rate" ("Commercial Paper Rate Notes"), the "Federal Funds Rate" ("Federal Funds Rate Notes"), "LIBOR" ("LIBOR Notes"), the "Prime Rate" ("Prime Rate Notes"), the "Treasury Rate" ("Treasury Rate Notes") or such other Base Rate as is set forth in such Pricing Supplement and Note, based upon the Index Maturity and adjusted by a Spread or Spread Multiplier, if any, as specified in the applicable Pricing Supplement. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the Base Rate is calculated. The "Spread" is the number of basis points above or below the Base Rate applicable to such Floating Rate Note, and the "Spread Multiplier" is the percentage of the Base Rate applicable to the interest rate for such Floating Rate Note. The Spread, Spread Multiplier, Index Maturity and other variable terms of the Floating Rate Notes are subject to change by the Company from time to time, but no such change will affect any Floating Rate Note theretofore issued or as to which an offer has been accepted by the Company.

     The rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually, as specified in the applicable Pricing Supplement. The "Interest Reset Date" will be, in the case of Floating Rate Notes which reset daily, each Business Day; in the case of Floating Rate Notes which reset weekly, the Wednesday of each week (with the exception of weekly reset Treasury Rate Notes, which reset the Tuesday of each week, except as specified below); in the case of Floating Rate Notes which reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes which reset quarterly, the third Wednesday of March, June, September and December; in the case of Floating Rate Notes which reset semi-annually, the third Wednesday of the two months specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes which reset annually, the third Wednesday of the month specified in the applicable Pricing Supplement. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding day that is a Business Day, except that in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the next preceding Business Day. Unless otherwise specified in the applicable Pricing Supplement, "Business Day" with respect to any Note means any day, other than a Saturday or Sunday, that meets each of the following applicable requirements: the day is (a) not a day on which banking institutions are authorized or required by law or regulation to be closed in New York City,
(b) if the Note is denominated in a Specified Currency other than U.S. dollars or European Currency Units ("ECU"), (x) not a day on which banking institutions are authorized or required by law or regulation to close in the principal financial center of the country issuing the Specified Currency and (y) a day on which banking institutions in such financial center are carrying out transactions in such Specified Currency, (c) if the Note is denominated in ECU,
(x) not a day on which banking institutions are authorized or required by law or regulation to close in Luxembourg and (y) an ECU clearing day, as determined by the ECU Banking Association in Paris and (d) if such Note is a LIBOR Note, a London Business Day. "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     The interest rate applicable to each Interest Accrual Period commencing on an Interest Reset Date will be the rate determined by reference to the applicable Base Rate determined as of the "Interest Determination Date". If the Base Rate is the CD Rate, the Commercial Paper Rate, the Federal Funds Rate or the Prime Rate, the Interest Determination Date pertaining to an Interest Reset Date will be the second Business Day preceding the Interest Reset Date. If the Base Rate is LIBOR, the Interest Determination Date pertaining to an Interest Reset Date will be the second London Business Day preceding the Interest Reset Date. If the Base Rate is the Treasury Rate, the Interest Determination Date pertaining to an Interest Reset Date will be the day of the week in which the Interest Reset Date falls on which Treasury bills normally would be auctioned; provided, however, that if as a result of a legal holiday an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be such preceding Friday; and provided further, that if an auction falls on any Interest Reset Date, then the Interest Reset Date will instead be the first Business Day following such auction.

     A Floating Rate Note may also have either or both of the following: (i) a maximum limit, or ceiling, on the rate of interest which may be applicable during any Interest Accrual Period; and (ii) a minimum limit, or floor, on the rate of interest which may be applicable during any Interest Accrual Period. In addition to any specified maximum interest rate which may be applicable to any Floating Rate Note, the interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. The limit may not apply to Floating Rate Notes in which $2,500,000 or more has been invested.

     The applicable Pricing Supplement will specify for each Floating Rate Note the following terms: the Base Rate, Initial Interest Rate, Interest Reset Period and Interest Reset Dates, Interest Payment Period and Interest Payment Dates, Regular Record Dates, Index Maturity, Maturity Date, Maximum Interest Rate and Minimum Interest Rate, if any, the Spread or Spread Multiplier, if any, and, if applicable, the Initial Redemption Date, Initial Redemption Percentage, Annual Redemption Percentage Reduction and Optional Repayment Date.

     Each Floating Rate Note will bear interest from the date of issue at the rates determined as described below until the principal thereof is paid or otherwise made available for payment. Except as provided below, interest will be payable, in the case of Floating Rate Notes which reset daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes which reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes which reset semi-annually, on the third Wednesday of the two months of each year specified in the applicable Pricing Supplement; and in the case of Floating Rate Notes which reset annually, on the third Wednesday of the month specified in the applicable Pricing Supplement and, in each case, at maturity.

     If any Interest Payment Date for any Floating Rate Note would fall on a day that is not a Business Day with respect to such Note, such Interest Payment Date will be the following day that is a Business Day with respect to such Note, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding day that is a Business Day with respect to such LIBOR Note. If the maturity date (or date of redemption or repayment) of any Floating Rate Note would fall on a day that is not a Business Day, the payment of interest and principal (and premium, if any) may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the maturity date (or the date of redemption or repayment).

     The "Regular Record Date" with respect to Floating Rate Notes will be the date 15 calendar days (whether or not a Business Day) prior to the Interest Payment Date.

     With respect to a Floating Rate Note, unless otherwise specified in the applicable Pricing Supplement, accrued interest is calculated by multiplying the principal amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor is computed by adding together the interest factors calculated for each day from and including the date of issue, or from but excluding the last date for which interest has been paid, to and including the date for which accrued interest is being calculated. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360 in the case of CD Rate Notes, Commercial Paper Rate Notes, Federal Funds Rate Notes, LIBOR Notes and Prime Rate Notes, or by the actual number of days in the year in the case of Treasury Rate Notes.

     Unless otherwise provided in the applicable Pricing Supplement, Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), the Trustee, will be the "Calculation Agent". Upon the request of the Holder of any Floating Rate Note, the Trustee will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Reset Date with respect to such Floating Rate Note. The "Calculation Date", where applicable, pertaining to any Interest Determination Date will be the tenth calendar day after such Interest Determination Date, or, if any such day is not a Business Day, the next succeeding Business Day.

     The interest rate in effect with respect to a Floating Rate Note from the date of issue to the first Interest Reset Date (the "Initial Interest Rate") will be specified in the applicable Pricing Supplement. The interest rate that will become effective on each subsequent Interest Reset Date will be determined by the Calculation Agent as follows:

     CD RATE. CD Rate Notes will bear interest at the interest rates (calculated with reference to the CD Rate and the Spread or Spread Multiplier, if any) specified in the CD Rate Notes and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a CD Rate Note (a "CD Interest Determination Date"), the rate on such date for negotiable certificates of deposit having the Index Maturity in the applicable Pricing Supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication of the Board of Governors of the Federal Reserve System ("H.15(519)") under the heading "CDs (Secondary Market)," or, if not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such CD Interest Determination Date, the CD Rate will be the rate on such CD Interest Determination Date for negotiable certificates of deposit of the Index Maturity specified in the applicable Pricing Supplement as published by the Federal Reserve Bank in its daily statistical release "Composite 3:30 P.M. Quotations for U.S. Government Securities" or any successor publication of the Federal Reserve Bank of New York ("Composite Quotations") under the heading "Certificates of Deposit". If such rate is not yet published in either H.15(519) or the Composite Quotations by 3:00 P.M., New York City time, on the Calculation Date, then the CD Rate on such CD Interest Determination Date will be calculated by the appropriate Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 3:00 P.M., New York City time, on such CD Interest Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City selected by such Calculation Agent (after consultation with the Company) for negotiable certificates of deposit of major United States money center banks of the highest credit standing in the market for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity designated in the Pricing Supplement in the denomination of $5,000,000; provided, however, that if the dealers selected as aforesaid by such Calculation Agent are not quoting as set forth above, the CD Rate will remain the CD Rate then in effect on such CD Interest Determination Date.

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a CD Interest Determination Date will become effective on and as of the next succeeding Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

     COMMERCIAL PAPER RATE. Commercial Paper Rate Notes will bear interest at the interest rates (calculated with reference to the Commercial Paper Rate and the Spread or Spread Multiplier, if any) specified in the Commercial Paper Rate Notes and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date relating to a Commercial Paper Rate Note (a "Commercial Paper Interest Determination Date"), the Money Market Yield (calculated as described below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "Commercial Paper". In the event that such rate is not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Commercial Paper Interest Determination Date, then the Commercial Paper Rate will be the Money Market Yield on such Commercial Paper Interest Determination Date of the rate for commercial paper of the specified Index Maturity as published in Composite Quotations under the heading "Commercial Paper". If by 3:00 P.M., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Commercial Paper Rate for that

Commercial Paper Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates as of 11:00 A.M., New York City time, on such Commercial Paper Interest Determination Date of three leading dealers of commercial paper in New York City selected by the Calculation Agent for commercial paper of the specified Index Maturity placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate with respect to such Commercial Paper Interest Determination Date will remain the Commercial Paper Rate then in effect on such Commercial Paper Interest Determination Date.

     "Money Market Yield" will be a yield calculated in accordance with the
following formula:                          D X 360
                  Money Market Yield = ---------------   X 100
                                       360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a Commercial Paper Interest Determination Date will become effective on and as of the next succeeding Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

     FEDERAL FUNDS RATE. Federal Funds Rate Notes will bear interest at the interest rates (calculated with reference to the Federal Funds Rate and the Spread or Spread Multiplier, if any) specified in the Federal Funds Rate Notes and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Federal Funds Rate Note (a "Federal Funds Interest Determination Date"), the rate on that day for Federal Funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Federal Funds Interest Determination Date, the Federal Funds Rate will be the rate on such Federal Funds Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate". If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Federal Funds Interest Determination Date, the Federal Funds Rate for such Federal Funds Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight Federal Funds arranged by each of three leading dealers of Federal Funds transactions in New York City selected by the Calculation Agent as of 11:00 A.M., New York City time, on such Federal Funds Interest Determination Date; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate with respect to such Federal Funds Interest Determination Date will remain the Federal Funds Rate then in effect on such Federal Funds Interest Determination Date.

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a Federal Funds Interest Determination Date will become effective on and as of the next succeeding Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

     LIBOR. LIBOR Notes will bear interest at the interest rates (calculated with reference to LIBOR and the Spread or Spread Multiplier, if any) specified in the LIBOR Notes and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "LIBOR" will be determined by the Calculation Agent in accordance with the following provisions:

          (i) With respect to an Interest Determination Date relating to a LIBOR Note (a "LIBOR Interest Determination Date"), LIBOR will be determined on the basis of the offered rates for deposits in United States dollars for the period of the Index Maturity specified in the applicable Pricing Supplement, commencing on the second London Business Day immediately following such LIBOR Interest Determination Date, which appear on the Reuters Screen LIBO Page (as hereinafter defined) at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date. If at least two such offered rates appear on the Reuters Screen LIBO Page, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of such offered rates as determined by the Calculation Agent. If fewer than two offered rates appear, LIBOR for such LIBOR Interest Determination
     Date will be determined as specified in (ii) below. "Reuters Screen LIBO Page" means the display designated as Page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks).

          (ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear on the Reuters Screen LIBO Page as specified in (i) above, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Company), to provide the Calculation Agent with its offered quotation for deposits in United States dollars commencing on the second London Business Day immediately following that LIBOR Interest Determination Date for the period of the Index Maturity designated in the applicable Pricing Supplement to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR in respect of that LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in New York City selected by the Calculation Agent (after consultation with the Company) at approximately 11:00 A.M., New York City time, on that LIBOR Interest Determination Date for loans in United States dollars to leading European banks, having such Index Maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR with respect to such LIBOR Interest Determination Date will remain LIBOR then in effect on such LIBOR Interest Determination Date.

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a LIBOR Interest Determination Date will become effective on and as of the next succeeding Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

     PRIME RATE. Prime Rate Notes will bear interest at the interest rates (calculated with reference to the Prime Rate and the Spread or Spread Multiplier, if any) specified in the Prime Rate Notes and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Interest Determination Date relating to a Prime Rate Note (a "Prime Interest Determination Date"), the rate set forth on such date in H.15(519) under the heading "Bank Prime Loan". In the event that such rate is not published prior to 9:00 A.M., New York City time, on the Calculation Date pertaining to such Prime Interest Determination Date, then the Prime Rate will be determined by the Calculation Agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen NYMF Page (as defined below) as such bank's prime rate or base lending rate as in effect for that Prime Interest Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen NYMF Page for the Prime Interest Determination Date, the Prime Rate will be determined by the Calculation Agent and will be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Interest Determination Date by four major money center banks in New York City selected by the Calculation Agent. If fewer than two such rates appear on the Reuters Screen NYMF Page, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in New York City by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least U.S. $500,000,000 and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate will remain the Prime Rate in effect on such Prime Interest Determination Date. "Reuters Screen NYMF Page" means the display designated as page "NYMF" on the Reuters Monitor Money Rates Service (or such other page as may replace the NYMF page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a Prime Interest Determination Date will become effective on and as of the next succeeding Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

     TREASURY RATE. Treasury Rate Notes will bear interest at the interest rates (calculated with reference to the Treasury Rate and the Spread or Spread Multiplier, if any) specified in the Treasury Rate Notes and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Interest Determination Date relating to a Treasury Rate Note (a "Treasury Interest Determination Date"), the rate applicable to the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate is published in H.15(519) under the heading "Treasury Bills-auction average (investment)" or, if not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Treasury Interest Determination Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. Treasury bills are usually sold at auction on Monday of each week unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that such auction may be held on the preceding Friday. In the event that the results of the auction of Treasury bills having the specified Index Maturity are not reported as provided above by 3:00 P.M., New York City time, on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate will be calculated by the Calculation Agent and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the applicable Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate with respect to such Treasury Interest Determination Date will remain the Treasury Rate then in effect on such Treasury Interest Determination Date.

     Unless otherwise indicated in the applicable Pricing Supplement, the interest rate determined with respect to a Treasury Interest Determination Date will become effective on and as of the next succeeding

Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to the first Interest Reset Date will be the Initial Interest Rate and the interest rate in effect for the ten days immediately prior to the maturity date (or the date of redemption or repayment) will be that in effect on the tenth day preceding the maturity date (or the date of redemption or repayment).

MULTI-CURRENCY, CURRENCY INDEXED AND OTHER INDEXED NOTES

     If any Note is not to be denominated in U.S. dollars, certain provisions with respect thereto will be set forth in a foreign currency Pricing Supplement which will state the Specified Currency, including composite currencies such as the European Currency Unit, in which the principal, premium, if any, and interest with respect to such Note are to be paid, along with any other terms relating to the non-U.S. dollar denomination.

     The Notes may be issued with the principal amount payable at maturity to be determined with reference to the exchange rate of a Specified Currency relative to an index (the "Currency Index"), each as set forth in the applicable Pricing Supplement ("Currency Indexed Notes"). Holders of such Notes may receive a principal amount at maturity (or upon redemption or repayment, if applicable) that is greater than or less than the face amount of the Note depending upon the relative value at maturity of the Specified Currency compared to the Currency Index. Information as to the method for determining the principal amount payable at maturity (or upon redemption or repayment, if applicable), the relative value of the Specified Currency compared to the applicable Currency Index and certain additional risks and tax considerations associated with investment in Currency Indexed Notes will be set forth in the applicable Pricing Supplement.

     The Notes also may be issued as Indexed Notes, other than Currency Indexed Notes, the principal amount of which payable at maturity and/or the interest thereon may be determined by reference to one or more equity or other indices and/or formulae or the price of one or more specified commodities or by such other methods or formulae as may be specified by the Company in the applicable Pricing Supplement. The Pricing Supplement relating to such an Indexed Note will describe, as applicable, the method by which the amount of interest payable and the amount of principal payable on the maturity date in respect of such an Indexed Note will be determined, certain special tax consequences to Holders of such Indexed Note, certain risks associated with an investment in such Indexed Note and other information relating to such Indexed Note.

PAYMENTS ON AMORTIZING NOTES

     Amortizing Notes are securities for which payments of principal and interest are made in equal installments over the life of the security. Interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. A table setting forth repayment information in respect of each Amortizing Note will be provided to the original purchaser and will be available, upon request, to subsequent Holders.

BOOK-ENTRY NOTES

     The Notes may be issued in whole or in part in book-entry form represented by one or more fully registered Notes (each, a "Book-Entry Note") which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. Except as set forth below, a Book-Entry Note may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor. The Depository currently only accepts securities which have a specified currency of U.S. dollars.

     The Depository has advised the Company and the Agents that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Depository was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants.

     Upon the issuance of Notes by the Company represented by a Book-Entry Note, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Book-Entry Note to the accounts of participants. The accounts to be credited shall be designated by the Agents or the underwriters of such Notes, as the case may be, or by the Company, if such Notes are offered and sold directly by the Company.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for each Book-Entry Note. The Company may also at any time determine not to have Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for the Book-Entry Note or Notes representing such Notes. In addition, if any event shall have happened and be continuing that constitutes or, after notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes, the Holders will be entitled to receive Notes in certificated form in exchange for the Book-Entry Note or Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in fully registered form only.

     For a more complete description of Book-Entry Notes, see "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of certain United States federal income tax consequences expected to apply to initial purchasers of Notes. The discussion does not cover all aspects of federal taxation that may be relevant to particular purchasers and does not address state, local, foreign or other tax laws. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and upon existing, temporary, and proposed Treasury Regulations, administrative rulings, and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect). There can be no assurance that the Internal Revenue Service (the "IRS") will not take different positions from those stated herein.

     The discussion below generally addresses only Notes held as "capital assets" (generally, property held for investment purposes) within the meaning of
Section 1221 of the Code by the Holder who is the original beneficial owner and generally does not address special tax situations, such as Notes held by insurance companies, tax-exempt organizations, banks, taxpayers subject to the alternative minimum tax, foreign persons (except to the extent specifically provided below), dealers in securities or currencies, or Notes held as a hedge or hedged against currency risks. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AND TO REVIEW ANY RELATED PRICING SUPPLEMENT CONCERNING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES, IF ANY, OF ACQUIRING, HOLDING AND DISPOSING OF NOTES, AS WELL AS PROSPECTS FOR ENACTMENT AND IMPACT OF FUTURE TAX LEGISLATION, TREASURY REGULATIONS OR OTHER PRONOUNCEMENTS.

STATED INTEREST

     In general, interest payments on a Note calculated on the basis of a single fixed rate of interest, or a variable rate tied to a single objective index of market interest rates, that is actually and unconditionally payable at fixed periodic intervals of one year or less over the entire term of the Note (including short periods) ("qualified periodic interest payments") will be includable in the Holder's gross income as ordinary interest income in accordance with such Holder's method of tax accounting.

ORIGINAL ISSUE DISCOUNT NOTES

     Notes with a term greater than one year may be issued with original issue discount for United States federal income tax purposes ("Original Issue Discount Notes"). Original issue discount may arise because the stated principal amount at maturity of an Original Issue Discount Note exceeds its "issue price," or because the Original Issue Discount Note provides for payments other than qualified periodic interest payments (as defined above) (such as Notes the terms of which provide for irregular accrual periods or rates based on multiple indices). Under a de minimis rule, if the amount of the original issue discount is less than one- quarter of one percent (one-sixth of one percent in the case of an Amortizing Note) of the Note's "stated redemption price at maturity" multiplied by the number of full years from the Note's issue date to its maturity date, the Note will not be considered to be issued with original issue discount. The stated redemption price at maturity of an Original Issue Discount Note generally will equal all payments due under the Original Issue Discount Note other than qualified periodic interest payments, and the issue price of such Original Issue -- Discount Note will generally be equal to the initial offering price at which a substantial amount of such Original Issue Discount Notes are sold to the public. Holders of Original Issue Discount Notes will be required to include amounts in gross income for federal income tax purposes in advance of the receipt of the cash to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield to maturity method, with the result that Holders generally will have to include in income increasingly greater amounts of original issue discount in successive periods. Any amounts included in income as original issue discount will increase a Holder's tax basis in the Original Issue Discount Note.

     A legend setting forth the total amount of original issue discount with respect to an Original Issue Discount Note will appear on the face of an Original Issue Discount Note, and the Company will report annually to the IRS and to each Holder, the original issue discount accrued with respect to an Original Issue Discount Note. Prospective holders are advised to consult their tax advisors with respect to the particular original issue discount characteristics of any Original Issue Discount Note that is being purchased.

SHORT-TERM DISCOUNT NOTES

     In general, a cash method Holder of a Note issued with original issue discount that matures one year or less from the date of its issuance ("Short-Term Discount Notes") is not required to accrue original issue discount for United States federal income tax purposes unless it elects to do so (if such election is not made, such Holder may be subject to limitations on the deductibility of interest on indebtedness incurred to purchase or carry such Short-Term Discount Notes). An accrual method Holder is required to include in income currently the accrued original issue discount on such Short-Term Discount Notes determined on a ratable accrual basis unless an election is made to accrue the original issue discount under the constant yield method (based on daily compounding); such an election, once made, cannot be revoked. In the case of a Holder who is not required, and who does not elect, to include the original issue discount in income currently, any gain realized on the sale, exchange, retirement or other taxable disposition of the Short-Term Discount Note will be ordinary income to the extent of the original issue discount accrued through the date of sale, exchange, retirement or other taxable disposition.

FLOATING RATE NOTES

     If the Base Rate for a Floating Rate Note is not described under "Description of the Notes -- Floating Rate Notes" certain additional tax considerations may arise and will be described in the applicable Pricing Supplement.

AMORTIZABLE BOND PREMIUM

     As a general rule, if a Holder's tax basis in a Note (which is usually its purchase price) exceeds the amount payable at maturity of the Note, such excess may constitute amortizable bond premium which the Holder may elect to amortize under the constant yield to maturity method over the remaining term of the Note. Any such election will also apply to all other debt instruments held by the taxpayer during the year in which the election is made and to all debt instruments acquired thereafter. The amount amortized in any year will be treated as a reduction of the Holder's interest income from the Note. In addition, a Holder who elects to amortize bond premium must reduce his tax basis in the Note by the amount of the premium amortized in any year.

     If a Note could be called at a premium prior to maturity, the call date is treated as the Note's maturity date and the amount of bond premium must be determined by treating the amount payable on such call date as the amount payable at maturity if such a determination produces a smaller amortizable bond premium than the method described in the preceding paragraph. In such case, the Note will be treated as maturing on such date for the amount payable, and, if not actually redeemed on such date, the Note will be treated as having been reissued on such date for the amount so payable. If a Note purchased at a premium is actually redeemed prior to its maturity, a Holder who has elected to amortize bond premium may deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of redemption. A Holder who has not so elected may recognize a capital loss on such a redemption.

SALE, EXCHANGE OR RETIREMENT

     Upon the sale, exchange, retirement or other taxable disposition of a Note, a Holder will recognize taxable gain or loss, if any, equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (other than amounts attributable to, and taxable as, accrued interest or original issue discount) and such Holder's tax basis in such Note. Except as described above in "Short-Term Discount Notes" and in certain other limited circumstances (e.g., the rules applicable to Foreign Currency Notes), such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year at the time of such sale, exchange or retirement. However, if the Holder is a cash basis taxpayer, amounts received attributable to unpaid interest (other than original issue discount) will be taxed as interest income. The excess of net long-term capital gains over net short-term capital losses may be taxed at a lower United States federal income tax rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

FOREIGN CURRENCY NOTES

     For purposes of the following discussion it is assumed that the functional currency of a United States Holder is the U.S. dollar. It is also assumed that, in the case of a Holder who is an individual, expenses incurred in connection with the acquisition, holding or disposition of a Note or foreign currency, if any, meet the requirements of Section 162 or 212 of the Code.

     Interest Payments and Original Issue Discount. In general, interest on a Note denominated in a foreign currency (a "Foreign Currency Note") (whether received in the Specified Currency or U.S. dollars) will be taxable to a United States Holder as ordinary interest income at the time it is accrued or is received in accordance with the United States Holder's method of accounting for tax purposes. Regardless of whether an interest payment is in fact converted to U.S. dollars, the amount of interest income (including any original issue discount) required to be included in income (the "Includible

Amount") will generally be (i) in the case of cash basis taxpayer, the U.S. dollar value of the foreign currency interest payment based on the exchange rate in effect on the date of receipt or payment plus the amount of any accrued original issue discount and (ii) in the case of an accrual basis taxpayer, the U.S. dollar value of the accrued amounts based on (x) the average exchange rate in effect during the interest accrual period or (y) if an election is made under Treasury Regulation Section 1.988-2(b)(2)(iii) for taxable years beginning after March 17, 1992 (the "Section 988 Election"), the exchange rate on the last day of the interest accrual period or on the date of the receipt of the interest payment (if such date is within five business days of the last day of the interest accrual period). The amount of original issue discount on a Foreign Currency Note required to be included in income for a cash basis taxpayer will be computed for any accrual period in the relevant foreign currency and then translated into a U.S. dollar value based on (i) the average exchange rate in effect during such accrual period or (ii) the exchange rate on the last day of the interest accrual period if a Section 988 Election is made. The Section 988 Election is made by filing a statement with the Holder's first return for a taxable year in which the Section 988 Election is effective. The Section 988 Election must be applied consistently to all debt instruments held by the Holder and cannot be changed without the consent of Commissioner of the IRS.

     Until a Section 988 Election is effective, an accrual basis taxpayer will be required to recognize gain or loss upon the receipt of interest payments on a Foreign Currency Note attributable to fluctuations in currency exchange rates ("Foreign Currency Exchange Gain or Loss") between the dates of accrual and receipt, equal to the difference, if any, between (i) the U.S. dollar value of the Specified Currency interest payment based on the exchange rate in effect on the date of receipt and (ii) the Includible Amount. Any such Foreign Currency Exchange Gain or Loss will be ordinary income or loss. Rules similar to those described above with respect to accrual basis taxpayers apply to both cash and accrual basis Holders of Foreign Currency Notes that are issued with original issue discount.

     Purchase, Sale and Retirement. A United States Holder's tax basis in a Foreign Currency Note will be the U.S. dollar value of the Specified Currency amount paid for such Foreign Currency Note based on the exchange rate in effect on the date of purchase of the Foreign Currency Note, plus the U.S. dollar value of any accrued original issue discount on the Foreign Currency Note, plus, in the case of an accrual basis Holder, any accrued but unpaid interest. A Holder who converts U.S. dollars to a foreign currency and immediately uses that currency to purchase a Foreign Currency Note denominated in the same currency normally will not recognize Foreign Currency Exchange Gain or Loss in connection with such conversion and purchase. If a Holder purchases a Foreign Currency Note with previously owned foreign currency, the Holder will recognize Foreign Currency Exchange Gain or Loss in an amount equal to the difference, if any, between such Holder's U.S. dollar tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency based on the exchange rate in effect on the date of purchase of the Note.

     Gain or loss will be recognized upon the sale, exchange or retirement of a Foreign Currency Note equal to the difference, if any, between the U.S. dollar value of the foreign currency received upon the sale, exchange or retirement and the U.S. dollar tax basis in the Foreign Currency Note. Any gain or loss recognized with respect to the principal amount of the Foreign Currency Note will be deemed to be Foreign Currency Exchange Gain or Loss, taxable as ordinary income or loss, up to the amount determined by multiplying the original purchase price paid by the Holder (expressed in the relevant foreign currency) by the change in the relevant exchange rate (expressed in U.S. dollars per unit of the relevant foreign currency) between the date on which the Holder acquired the Foreign Currency Note and the date on which the Holder received payment in respect of the sale, exchange or retirement of the Foreign Currency Note. Any gain or loss recognized by such a Holder in excess of this amount, plus the Foreign Currency Exchange Gain or Loss recognized with respect to accrued original issue discount and, in the case of accrual basis Holders, accrued but unpaid interest (as described above), will be capital gain or loss.

     Exchange of the Foreign Currency. The foreign currency received as interest on a Foreign Currency Note or on the sale or retirement of a Foreign Currency Note will have a tax basis equal to its U.S. dollar value based on the exchange rate in effect at the time such interest is received or at the time of sale or retirement. Upon sale or other disposition of the foreign currency (including its use to purchase the Foreign Currency Notes or upon exchange for U.S. dollars), a Holder will recognize Foreign Currency Exchange Gain or Loss, generally taxable as ordinary income or loss, equal to the difference, if any, between such Holder's tax basis in the foreign currency disposed of and the amount of U.S. dollars received or the U.S. dollar fair market value of other property received (in the case of property denominated in a different foreign currency, such as Foreign Currency Notes, the U.S. dollar fair market value shall be based on the exchange rate in effect on the date of such disposition).

CURRENCY INDEXED AND OTHER INDEXED NOTES

     Tax considerations associated with an investment in Currency Indexed Notes and other Indexed Notes will be described in the applicable Pricing Supplement.

UNITED STATES ALIEN HOLDERS

     The term "United States Alien Holder" means any Holder of a Note who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual or a foreign estate or trust. For purposes of the discussion below, each partner of a foreign partnership that is a Holder of a
Note is also considered a Holder of the Note, and payments to the partnership will be considered to be payments to the partners.

     Under present United States federal income and estate tax law:

          (a) payments of principal (including original issue discount on Original Issue Discount Notes as defined above) and any premium and interest on the Notes by the Company or any of its paying agents to any United States Alien Holder or its agent generally will not be subject to United States withholding tax, provided that in the case of such Notes (1) the Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (2) the Holder is not (i) a foreign tax-exempt organization for federal income tax purposes, (ii) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (iii) a "controlled foreign corporation" for federal income tax purposes that is related to the Company through stock ownership, (3) such interest payments are not effectively connected with a United States trade or business of the Holder, and (4) either (i) the Holder certifies to the Company or its agent, under penalties of perjury, that it is not a United States person and provides its name and address or (ii) a securities clearing organization, bank or other financial institution which holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the Company or its agent under penalties of perjury that such statement has been received from the Holder by it or by a financial institution between it and the Holder and furnishes the payor with a copy thereof;

          (b) a Holder of a Note who is a United States Alien will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Note, unless (1) the gain is effectively connected with a trade or business carried on by such Holder within the United States or (2) the Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain requirements are met; and

          (c) a Note or coupon held by an individual who at the time of death is not a citizen or resident of the United States for United States estate tax purposes generally will not be subject to United States federal estate tax as a result of such individual's death if (1) the income from the Note was not effectively connected with a United States trade or business of the Holder and (2) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote.

     Information reporting and backup withholding do not apply to payments of principal and interest (including original issue discount, if any) on the Notes or to payments made with respect to the Notes if the certification described in clause (a)(4) of this section is received, provided in each case that the Company does not have actual knowledge that the Holder is a United States person. Such certification is effective only with respect to payments of interest (including original issue discount) made to the certifying United States Alien Holder after the issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years.

     Payments of the proceeds from the sale of a Note to or through a foreign office of a broker or the foreign office of a custodian, nominee or other agent acting on behalf of the Holder of a Note will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation, or a foreign person 50% or more of whose gross income, over a specified three-year period, is from a United States trade or business, information reporting may apply to such payments. Under proposed Treasury Regulations, backup withholding may apply to any payment which such custodian, nominee or other agent is required to report if such custodian, nominee or other agent has actual knowledge that the payee is a United States Holder. Interest paid with respect to a Note and payment of the proceeds from a sale of a Note to or through the United States office of a broker received by United States Alien Holder will not be subject to information reporting and backup withholding if the payor has received the appropriate certification statement. The appropriate certification procedures require that the Holder certify as to its status as a United States Alien and provide its name and address.

     Any amounts withheld under the backup withholding rules from a payment to a Holder would be allowed as a refund or a credit against such Holder's United States federal income tax, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Notes are being offered on a continuing basis for sale by the Company through the Agents which have agreed to use their best efforts to solicit purchasers of the Notes. The Company will pay each Agent a commission which, depending on the maturity of the Notes, will range from .125% to .750% of the principal amount of any Note sold through such Agent. Commissions on Notes with maturities of more than 40 years will be at rates negotiated by the Company and the Agents at the time of sale and disclosed in the applicable Pricing Supplement. The Company may also sell Notes to either Agent, as principal, at a discount from the principal amount thereof, and the Agent may later resell such Notes to investors or other purchasers at varying prices related to prevailing market prices at the time of resale as determined by such Agent. After any initial public offering of Notes to be resold to purchasers at a fixed public offering price, the public offering price and any concession or discount may be changed. In addition, an Agent may offer Notes purchased by it as principal to other dealers. Notes sold by such Agent to a dealer may be sold at a discount and, unless otherwise specified in the applicable Pricing Supplement, such discount allowed will not be in excess of the discount received by such Agent from the Company. The Company also may offer and sell Notes directly to purchasers in those jurisdictions in which it is permitted to do so and may solicit or accept offers to purchase Notes through broker-dealers other than the Agents, provided that the terms and conditions of any such purchases through or by broker-dealers other than the Agents are substantially the same as would have applied had such purchase been through or by an Agent. No commission will be payable by the Company on Notes sold directly by the Company.

     The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice and may reject orders in whole or in part whether placed directly by the Company or through one of the Agents or a broker-dealer other than an Agent. Each Agent or any other broker-dealer will have the right, in its discretion reasonably exercised, to reject any offer to purchase Notes received by it, in whole or in part.

     Payment of the purchase price of the Notes will be required to be made in immediately available funds in New York City on the date of settlement.

     No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. Each of the Agents may from time to time purchase and sell Notes in the secondary market, but it is not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. From time to time, each of the Agents may make a market in the Notes.

     Concurrently with the offering of the Notes as described herein, the Company may offer outside the United States an additional series of medium-term notes, which may have terms substantially similar to the terms of the Notes offered hereby (but will constitute a separate series for purposes of the Indenture), and which may be offered in bearer or registered form. Any Bearer Notes will be offered pursuant to agency agreements with certain investment banks to be named, acting as agents for the Company. Pursuant to such agency agreements, such investment banks may also purchase Bearer Notes as principals for their own accounts for resale, and the Company may make direct sales of the Bearer Notes on its own behalf. For this purpose, "United States" means the United States of America (including the fifty states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Any Bearer Notes so offered and sold will reduce correspondingly the principal amount of Notes which may be offered by this Prospectus Supplement and the Prospectus.

     The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. The Company has agreed to indemnify each of the Agents against, or to make contributions relating to, certain liabilities, including liabilities under such Act. The Company has agreed to reimburse each of the Agents for certain expenses. Each of the Agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

PROSPECTUS

                      Coca-Cola Enterprises, Inc. (LOGO)

                            SENIOR DEBT SECURITIES,
                      DEBT WARRANTS AND CURRENCY WARRANTS

    Coca-Cola Enterprises Inc. (the "Company") intends to sell from time to time its senior debt securities (the "Debt Securities"), warrants to purchase Debt Securities (the "Debt Warrants") and warrants to receive from the Company the cash value in U.S. dollars of the right to purchase ("Currency Call Warrants") and to sell ("Currency Put Warrants" and, together with the Currency Call Warrants, the "Currency Warrants") such foreign currencies or units of two or more currencies as shall be designated by the Company at the time of offering, from which the Company will receive proceeds of up to $1,595,575,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Company at the time of offering). The Debt Securities, Debt Warrants and Currency Warrants, which are collectively called the "Securities," may be offered either jointly or separately and will be offered to the public on terms determined by market conditions at the time of sale.

    The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

    Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

    Each issue of Securities may vary, where applicable, as to aggregate principal amount, maturity date, public offering or purchase price, interest rate or rates and timing of payments thereof, provision for redemption or sinking fund requirements, if any, exercise provisions, currencies of denomination or currencies otherwise applicable thereto, selection of indices or formulae and any other variable terms, and methods of distribution. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth the specific terms with regard to the Securities in respect of which this Prospectus is being delivered.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                             ---------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of the dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution."

                             ---------------------


               THE DATE OF THIS PROSPECTUS IS NOVEMBER 15, 1995.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENTS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, and such reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended on November 3, 1995, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 29, 1995 and Current Reports on Form 8-K dated January 31, 1995, April 17, 1995, May 12, 1995, July 18, 1995, July 27, 1995, October 13, 1995 and October 17, 1995 filed with the Commission pursuant to Section 13 of the Exchange Act under File No. 1-9300 are hereby incorporated by reference into this Prospectus.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus and the Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051.

                                  THE COMPANY

     The Company is in the liquid nonalcoholic refreshment business and is the world's largest marketer, distributor and producer of bottled and canned beverage products of The Coca-Cola Company.

     The Company was incorporated in Delaware in 1944 as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. The Coca-Cola Company owns approximately 44% of the Company's common stock.

     The Company's bottling territories include portions of 38 states, all of the District of Columbia, the U.S. Virgin Islands, the islands of Tortola and Grand Cayman, and the Netherlands. The Company's bottling rights are perpetual within the United States. In the Caribbean and the Netherlands, the Company's bottling rights run for stated terms of years, after which the Company may request extensions. (References in this prospectus to the "Company" include the Company and its divisions and subsidiaries.) In 1994, the Company's territories contained approximately 154 million people, and approximately 54% of the population of the United States lived within the Company's domestic bottling territories. In 1994 the Company sold approximately 1.7 billion equivalent cases, approximately 90% of which were beverage products of The Coca-Cola Company. (As used in this prospectus, "equivalent case" refers to 192 ounces of finished beverage product -- 24 eight-ounce servings.)

     The Company's principal executive offices are located at One Coca-Cola Plaza, N.W., Atlanta, Georgia 30313. The telephone number is (404) 676-2100.

STRATEGY

     The Company expects to accomplish its primary goal -- the enhancement of share-owner value -- through the implementation and execution of operating and financial strategies designed to build the value of the Company. The Company's principal operating goal is to increase long-term operating cash flow through profitable increases in sales volume. The increased complexity of the Company's business drives the Company's strategy of developing and executing innovative marketing programs at the local level. The increased competitiveness of its business dictates the Company's strategy to obtain profitable increases in case sales by balancing volume growth with improved margins and sustainable increases in market share. The realization of short-term profitability at the expense of market share is inconsistent with the Company's strategy. The Company intends to increase volume through profitable business partnerships with its customers and superior marketing to its consumers. The Company's financial strategies are designed to add value through the allocation of funds to projects and activities which generate returns in excess of the Company's cost of capital and which increase share-owner value. One of the Company's primary financial objectives is to achieve an optimal capital structure which provides financial flexibility for internal projects, share repurchases, and appropriately priced acquisitions.

RELATIONSHIP WITH THE COCA-COLA COMPANY

     The Coca-Cola Company is the Company's largest share owner. The Chairman of the Board of Directors and three other directors of the Company are executive officers or former executive officers of The Coca-Cola Company. The Company and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to their respective businesses and may enter into additional material transactions and agreements from time to time in the future. The Company conducts its business primarily under contracts with The Coca-Cola Company. These contracts give the Company the exclusive right to market, distribute and produce beverage products of The Coca-Cola Company in authorized bottles and cans in specified territories and provide The Coca-Cola Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements relate to, among other things, arrangements for cooperative marketing, advertising expenditures and purchases of sweeteners.

     Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of its United States bottler operations and has assisted in similar transfers of bottlers operating outside the United States. Certain bottlers and interests therein have been acquired by The Coca-Cola Company and certain of those have been sold to bottlers, including the Company, which are believed by management of The Coca-Cola Company to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised the Company that it may continue to acquire bottling companies or interests therein and to assist in the sale of acquired bottlers to other bottlers, which may or may not include the Company, viewed as those best suited to promote the interests of The Coca-Cola Company and the Coca-Cola bottler system. In connection with such transactions, The Coca-Cola Company may own all or part of the equity interests of acquired bottlers for varying periods of time.

     As a result of matters such as the foregoing, the relationship between the Company and The Coca-Cola Company may give rise to potential conflicts of interest.

ACQUISITIONS AND DIVESTITURES

     The Company intends to acquire only bottling businesses offering the Company the ability to produce long-term share-owner value. The total cost of acquisitions since reorganization in 1986, including assumed and issued debt, where applicable, is approximately $5.7 billion. Since reorganization in 1986, the aggregate proceeds to the Company from the sale of bottlers and other businesses have been approximately $456 million; of this amount, bottlers representing sales proceeds of approximately $404 million were reacquired by the Company in 1991 as a result of the acquisition of Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), now a subsidiary of the Company.

           RISK FACTORS RELATING TO CURRENCIES AND CURRENCY WARRANTS

     Debt Securities denominated or payable in foreign currencies and Currency Warrants may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved, and in the case of any Currency Warrants, the particular terms of such Currency Warrants. These risks will be more fully described in a Prospectus Supplement relating thereto.

                                USE OF PROCEEDS

     Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including the repayment of debt and possible business acquisitions. The Company may also use a portion of the proceeds from the sale of any Currency Warrants to hedge currency risks with respect to such Warrants. Pending such applications, the net proceeds will be temporarily invested in marketable securities.

     The Company expects to engage in additional financings as the need arises. The nature and amount of the Company's equity and long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time as a result of business requirements, market conditions and other factors.

                             SUMMARY FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are included in the Company's Annual Reports on Form 10-K, for such periods, and on Form 10-K/A with respect to the fiscal year ended December 31, 1994. With respect to the nine-month periods ended September 29, 1995 and September 30, 1994, unaudited condensed consolidated financial statements are included in the Company's Quarterly Reports on Form 10-Q for such periods. The interim data are not necessarily indicative of results for the full year. The selected consolidated pro forma financial data for the fiscal year ended December 31, 1991 give effect to the acquisition of Johnston as if it occurred as of the beginning of 1991 (year ended December 31, 1991 with respect to the Company and October 26, 1991 with respect to Johnston).


                                                                                  FISCAL YEAR
                                                 -----------------------------------------------------------------------------
                                                                                                        1991
                                                   NINE MONTHS                                   -------------------
                                                 ----------------                                  PRO
                                                 1995(A)    1994     1994    1993(B)   1992(C)   FORMA(D)   REPORTED   1990(E)
                                                 -------   ------   ------   -------   -------   --------   --------   -------
                                                                (IN MILLIONS EXCEPT RATIOS AND PER SHARE DATA)
Operations Summary:
Net operating revenues.........................  $5,130    $4,524   $6,011   $5,465    $5,127     $5,027     $3,915    $3,933
Cost of sales..................................   3,237     2,780    3,703    3,372     3,219      3,170      2,420     2,400
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Gross profit...................................   1,893     1,744    2,308    2,093     1,908      1,857      1,495     1,533
Selling, general and administrative expenses...   1,505     1,399    1,868    1,708     1,602      1,535      1,223     1,199
Provision for restructuring....................      --        --       --       --        --        152        152         9
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Operating income...............................     388       345      440      385       306        170        120       325
Interest expense, net..........................     244       233      310      328       312        312        210       200
Other nonoperating income (deductions), net....       3         2       (3)      (2)       (6)        (3)        (2)        3
Gain on sale of bottling operations............       9        --       --       --        --         --         --        56
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Income (loss) before income taxes and
  cumulative effect of changes in accounting
  principles...................................     150       110      127       55       (12)      (145)       (92)      184
Income taxes:
  Expense (benefit) excluding rate change......      65        52       58       30         3        (17)        (9)       91
  Rate change -- federal.......................      --        --       --       40        --         --         --        --
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Income (loss) before cumulative effect of
  changes in accounting principles.............      85        58       69      (15)      (15)      (128)       (83)       93
Cumulative effect of changes in accounting
  principles...................................      --        --       --       --      (171)        --         --        --
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Net income (loss)..............................      85        58       69      (15)     (186)      (128)       (83)       93
Preferred stock dividend requirements..........       2         2        2       --        --          9          9        16
                                                 -------   ------   ------   -------   -------   --------   --------   -------
Net income (loss) applicable to common share
  owners.......................................  $   83    $   56   $   67   $  (15)   $ (186)    $ (137)    $  (92)   $   77
                                                 =======   ======   ======   =======   =======   ========   =======    =======
Other Operating Data:
Depreciation expense...........................  $  235    $  209   $  282   $  254    $  227     $  205     $  160    $  150
Amortization expense...........................     140       134      179      165       162        125         91        86
Share and Per Share Data:
Average common shares outstanding..............     129       130      130      129       129        129        116       119
Net income (loss) per common share before
  cumulative effect of changes in accounting
  principles...................................  $ 0.64    $ 0.43   $ 0.52   $(0.11)   $(0.11)    $(1.06)    $(0.79)   $ 0.65
Net income (loss) applicable to common share
  owners.......................................    0.64      0.43     0.52    (0.11)    (1.45)     (1.06)     (0.79)     0.65
Dividends per common share.....................  0.0375    0.0375     0.05     0.05      0.05       0.05       0.05      0.05
Closing stock price............................   24.38     18.00    18.00    15.25     12.25      15.38      15.38     15.50
Ratios(F):
Ratio of earnings to fixed charges.............    1.57      1.44     1.38     1.16      (G)       (H)        (I)        1.81
Ratio of earnings to combined fixed charges and
  preferred stock dividends....................    1.56      1.43     1.37     1.16      (G)       (H)        (I)        1.59
Year-End Financial Position:
Property, plant and equipment, net.............  $2,154    $1,963   $1,963   $1,890    $1,733     $1,706     $1,706    $1,373
Franchise and other noncurrent assets..........   5,998     5,965    5,965    6,046     5,651      4,265      4,265     3,153
Total assets...................................   9,161     8,738    8,738    8,682     8,085      6,677      6,677     5,021
Long-term debt.................................   4,302     4,187    4,187    4,391     4,131      4,091      4,091     2,537
Share-owners' equity...........................   1,415     1,339    1,339    1,260     1,254      1,442      1,442     1,627

     The Company changed its fiscal year end in 1991 from the Friday nearest December 31 to a calendar year end. Accordingly, fiscal years presented are the periods ended December 31, 1994, 1993, 1992 and 1991 and December 28, 1990. The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for the acquisition of Johnston and gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from (as appropriate) the consolidated operating results of the Company from their respective transaction dates.

(A) In January 1995, the Company sold its 50% ownership interest in The Coca-Cola Bottling Company of the Mid South for a pre-tax gain of $9 million, or approximately $0.04 per common share. The Company's proposed acquisition of the Ouachita Coca-Cola Bottling Company, Inc. will result in the reacquisition of the Mid-South interest.
(B) A one-time charge of $40 million ($0.31 per common share) to increase deferred income taxes resulted from a 1% increase in the corporate marginal income tax rate in connection with the Omnibus Budget Reconciliation Act of 1993.
(C) The adoption of FAS 106 and FAS 109 resulted in one-time charges to income. Fiscal periods prior to 1992 were not restated for these accounting changes.
(D) The pro forma Operations Summary, Other Operating Data, and Share and Per Share Data give effect to the acquisition of Johnston in December 1991 as though it had been completed at the beginning of 1991.
(E) In June 1990, the Company sold its interest in Coca-Cola Bottling Company of Ohio and Portsmouth Coca-Cola Bottling Company. These operations were sold to Johnston and, as a result of the 1991 acquisition of Johnston, were reacquired by the Company.
(F) The ratio of earnings to fixed charges has been determined by dividing (a) income before income taxes and fixed charges by (b) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been determined by dividing (a) income before income taxes and fixed charges by (b) the sum of fixed charges and the Company's preferred stock dividend requirements. Fixed charges consist of interest expense, amortization of deferred debt charges, the portion of rent expense representative of interest costs and preferred stock dividend requirements of subsidiaries. Preferred stock dividends have been increased to an amount representing the pre-tax earnings that would be required to satisfy such dividend requirements.
(G) Earnings for 1992 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $12 million.
(H) On a pro forma basis, after giving effect to the acquisition of Johnston as described in note (D), earnings were insufficient to cover fixed charges and preferred stock dividends by $137 million and $146 million, respectively.
(I) Earnings for 1991 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $93 million and $102 million, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities and the related indenture (the "Indenture") dated as of July 30, 1991, as amended by the First Supplemental Indenture dated as of January 29, 1992 between the Company and Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), as trustee (the "Trustee"), summarizes certain general terms and provisions of the Debt Securities and such Indenture. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all terms and provisions of the Debt Securities and the Indenture, including the definitions therein of certain terms. A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement. The particular terms of the Debt Securities and any variations from such general provisions applicable to any series of Debt Securities are described in the Prospectus Supplement with respect to such series.

GENERAL

     Debt Securities may be issued pursuant to the Indenture, without limitation as to aggregate principal amount, in one or more series, by the Company from time to time upon satisfaction of certain conditions precedent, including the delivery by the Company to the Trustee of a resolution of the Board of Directors of the Company, an authorized committee thereof, or any designees of such Board or committee, which fixes or provides for the establishment of terms of such Debt Securities, including: (1) the aggregate principal amount of such Debt Securities; (2) the date on which such Debt Securities are payable; (3) the rate or rates per annum (which may be fixed or variable) at which such Debt Securities will bear interest, if any; (4) the dates on which such interest, if any, will be payable; (5) the provisions for redemption of such Debt Securities, if any, the redemption price and any remarketing arrangements relating thereto;
(6) the sinking fund requirements, if any, with respect to such Debt Securities;
(7) whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or a composite currency; (8) whether the amount of payments of principal of (and premium, if any) or interest, if any, or any additional amounts ("Additional Amounts") in respect of such Securities may be determined with reference to any index, formula or other method, or based on a coin or currency other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined and the calculation agent, if any with respect thereto; (9) the form (registered or bearer or both) in which Debt Securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Debt Securities in either form (including restrictions applicable to the offer, sale and delivery of Securities in bearer form which result from the requirements of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder (the "Code")); (10) whether and under what circumstances the Company will pay Additional Amounts relating to specified taxes, assessments or other governmental charges in respect of Debt Securities and whether the Company has the option to redeem the affected Debt Securities rather than pay such Additional Amounts, and the terms of any such redemption;
(11) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; and (12) the title of the Debt Securities and the series of which such Debt Securities shall be a part. Reference is made to the Prospectus Supplement for the terms of the Debt Securities being offered thereby. Debt Securities may also be issued under the Indenture upon the exercise of Debt Warrants. See "Description of Debt Warrants."

     Debt Securities may be issued from time to time with the amount of principal or interest payable to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other financial or non-financial indices and on such other terms as may be described in the applicable Prospectus Supplement.

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

     The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, since the Company is a holding company, the right of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities of a series will be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof without coupons and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with or without coupons. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

     In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable Prospectus Supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution which agrees to comply with the requirements of Section 165(j) (3) (A), (B) or (C) of the Code.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable Prospectus Supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Security Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, or by wire transfer to an account maintained by the person entitled thereto as specified in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time. However, at the option of the Company, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to the Company or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series. The Company will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the

Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

     All monies paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository identified in an applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository, by a nominee of such depository to such depository or another nominee of such depository, or by such depository or any such nominee to a successor of such depository or a nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to any depository arrangements.

     Upon the issuance of a Global Security, the depository for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such amounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depository for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository (with respect to participants' interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners' interests).

CERTAIN COVENANTS IN THE INDENTURE

     RESTRICTIONS ON LIENS. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary (as hereinafter defined) to, create, incur, issue, assume, guarantee or suffer to exist any Secured Debt (as hereinafter defined) without in any such case effectively providing, concurrently with the creation, incurrence, issuance, assumption or guaranty of any such Secured Debt, that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) shall be secured equally and ratably with or prior to such Secured Debt so long as such Secured Debt shall be secured. The foregoing restrictions shall not apply to (1) Mortgages (as hereinafter defined) on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (2) Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by the Company or a Restricted Subsidiary or existing as of June 28, 1991; (3) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by the Company or a Restricted Subsidiary, or to secure any Secured Debt incurred by the Company or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by the Company or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located; (4) Mortgages securing Secured Debt of a

Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;
(5) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (6) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or (7) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (1) through (6), inclusive; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

     Notwithstanding the foregoing provisions, the Company and any one or more Restricted Subsidiaries may, without securing the Debt Securities, create, incur, issue, assume or guarantee Secured Debt secured by a Mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries which (if originally created, incurred, issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under clauses
(1) through (7) above), does not at the time exceed 10% of the share-owners' equity of the Company and its consolidated Subsidiaries (as hereinafter defined) as shown on the consolidated financial statements of the Company as of the end of the fiscal year immediately preceding the date of determination.

     RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS. The Company covenants in the Indenture that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction (as hereinafter defined) unless:
(1) the Company or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt (as hereinafter defined) in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the "Restrictions on Liens" covenant above, to be Secured Debt subject to the provisions of such covenant; or (2) since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, the Company or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property (as hereinafter defined) an amount equal to (A) the net proceeds of such Sale and Leaseback Transaction, and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and the Company elects to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in clause (3) hereof; or (3) such Sale and Leaseback Transaction does not come within the exceptions provided by clause (1) above and the Company does not make the election permitted by clause (2) above or makes such election only as to a part of such net proceeds, in either of which events the Company shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under clause (2) hereof) to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than indebtedness for borrowed money of the Company which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity and that at the option of the Company and pursuant to the terms of the Indenture, such indebtedness may include the Debt Securities).

     RESTRICTIONS ON CONSOLIDATION, MERGER OR SALE. Under the terms of the Indenture, the Company may not consolidate with or merge with or into, or transfer all or substantially all of its assets to, any person unless (i) either the Company will be the resulting or surviving entity or such person is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia, (ii) such person expressly assumes, by supplemental indenture satisfactory to the Trustee, all the obligations of the Company under the Debt Securities and the Indenture and (iii) immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

     CERTAIN DEFINITIONS. The term "Attributable Debt" in respect of a Sale and Leaseback Transaction means the present value (discounted at the weighted average interest rate borne by all Debt Securities Outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

     The term "Mortgage" or "Mortgages" means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) .

     The term "Principal Property" means each bottling plant or facility of the Company or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility which the Board of Directors of the Company by resolution reasonably determines not to be of material importance to the total business conducted by the Company and its Restricted Subsidiaries.

     The term "Restricted Subsidiary" means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

     The term "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

     The term "Secured Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

     The term "Subsidiary" means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries.

EVENTS OF DEFAULT

     Under the Indenture, the following will be Events of Default with respect to Debt Securities of a particular series: (a) default in the payment of, interest on or Additional Amounts payable in respect of any Debt Security of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any Debt Security of that series when due; (c) default in the making of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant of the Company contained in the Indenture for the benefit of such series or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) the acceleration of any other indebtedness of the Company in excess of $15,000,000 due to default; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. The Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or such lesser amount as may be provided for in the Debt Securities of that series) of all Outstanding Debt Securities of that series and the interest accrued thereon and Additional Amounts payable in respect thereof, if any, to be due and payable immediately if an Event of Default (other than one in (f) above) with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. If an Event of Default as specified in (f) above occurs, all unpaid principal and accrued interest (or such lesser amount as may be provided for in the Debt Securities of that series) shall ipso facto become immediately due and payable without any other declaration or act on the part of the Trustee or any Holder. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as hereinafter defined) of such Original Issue Discount Securities shall be due and payable. "Accreted Amount" shall mean an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of (a) the issue price of such Original Issue Discount Security as determined in accordance with Section 1273 of the Code, (b) the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to
Section 1272 of the Code (without regard to Section 1272(a) (7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and (c) accrued interest to the date such Accreted Amount is paid (without duplication of any amount set forth in (b) above); minus all amounts theretofore paid in respect of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were denominated principal or interest).

     At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been remedied or waived. Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except in a case of failure to pay principal or premium, if any, or interest or Additional Amounts, if any, on any Debt Security of that series for which payment had not been subsequently made or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of default with respect to a particular series of Debt Securities, give the Holders of the Debt Securities of such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of, premium (if any) on, interest on or any Additional Amount payable with respect to any Debt Securities of any series or in the making of any sinking fund payment payable with respect to any Debt Securities of any series, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the best interests of the Holders of Debt Securities of that series and any related series.

     The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee will be entitled to receive from such Holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

     The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture.

MODIFICATION AND WAIVER

     With certain exceptions, modification or amendment of the Indenture or the rights of Holders of the Debt Securities may be effected by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of any installment of principal of, or interest or Additional Amounts on, any Debt Security or any premium payable on the Redemption Price; (b) reduce the principal amount of, or the interest or Additional Amounts payable on, any Debt Security or reduce the amount of principal which could be declared due and payable on, any Debt Security or reduce the amount of principal which could be declared due and payable prior to the Stated Maturity; (c) change the coin or currency of any payment of principal, any premium, interest or Additional Amounts on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to approve any supplemental indenture, to waive compliance with certain provisions of the Indenture or certain defaults thereunder, or to reduce quorum or voting requirements applicable to meetings of Holders; or (f) modify the foregoing requirements in
(a) through (e) above, requiring the consent of each Holder of each Outstanding Debt Security affected thereby, or the percentages of such Holders required to waive past defaults, or the percentage of such Holders which may rescind an acceleration, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby. Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture generally provides that the Company may terminate its obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder or if
(i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) the Company irrevocably deposits with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, Holders of such Debt Securities must look to the deposited money for payment.

CONCERNING THE TRUSTEE

     Chemical Bank (as successor by merger to Manufacturers Hanover Trust Company), New York, New York, is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with Chemical Bank.

                          DESCRIPTION OF DEBT WARRANTS

     The Company may issue, together with Debt Securities or Currency Warrants or separately, Debt Warrants for the purchase of Debt Securities. The Debt Warrants are to be issued under Debt Warrant Agreements (each a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as Debt Warrant Agent (the "Debt Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Debt Warrants being offered thereby. A copy of the form of Debt Warrant Agreement, including the form of Warrant Certificates representing the Debt Warrants (the "Debt Warrant Certificates"), reflecting the alternative provisions to be included in the Debt Warrant Agreements that will be entered into with respect to particular offerings of Debt Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Warrant Agreement and the Debt Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreement and the Debt Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Debt Warrant Agreement relating to such Debt Warrants and the Debt Warrant Certificates representing such Debt Warrants, including the following: (1) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;
(2) the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (3) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (6) a discussion of material federal income tax considerations, if any; and (7) whether the Debt Warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

     Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

EXERCISE OF DEBT WARRANTS

     Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. After the close of business on the Expiration Date, unexercised Debt Warrants will become void.

     Debt Warrants may be exercised as set forth in the Prospectus Supplement relating to the Debt Warrants offered thereby. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                        DESCRIPTION OF CURRENCY WARRANTS

     The Company may issue, together with Debt Securities or Debt Warrants or separately, Currency Warrants (i) in the form of Currency Put Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars and/or (ii) in the form of Currency Call Warrants entitling the Holders thereof to receive from the Company the Cash Settlement Value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable Base Currency, upon exercise, as compared to the U.S. dollar, will determine whether the Currency Warrants have a Cash Settlement Value on any given day prior to their expiration.

     The Currency Warrants are to be issued under a Currency Warrant Agreement to be entered into between the Company and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as shall be set forth in the applicable Prospectus Supplement. A copy of the form of Currency Warrant Agreement, including the forms of global Warrant Certificates representing the Currency Put Warrants and Currency Call Warrants (the "Currency Warrant Certificates"), reflecting the provisions to be included in the Currency Warrant Agreement that will be entered into with respect to particular offerings of Currency Warrants, is incorporated by reference as an exhibit to the Registration Statement. The following summaries of certain provisions of the Currency Warrant Agreement and the Currency Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Currency Warrant Agreement and the Currency Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

     The applicable Prospectus Supplement will describe the terms of Currency Warrants offered thereby, the Currency Warrant Agreement relating to such Currency Warrants and the Currency Warrant Certificates representing such Currency Warrants, including the following: (1) whether such Currency Warrants will be Currency Put Warrants, Currency Call Warrants, or both; (2) the formula for determining the Cash Settlement Value, if any, of each Currency Warrant; (3) the procedures and conditions relating to the exercise of such Currency Warrants; (4) the circumstances which will cause the Currency Warrants to be deemed to be automatically exercised; (5) any minimum number of Currency Warrants which must be exercised at any one time, other than upon automatic exercise; (6) the date on which the right to exercise such Currency Warrants will commence and the date on which such right will expire (the "Expiration Date"); and (7) a discussion of material federal income tax considerations, if any.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

     Except as may otherwise be provided in an applicable Prospectus Supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depository or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depository in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling Holder's brokerage firm.

     The Cash Settlement Value will be paid by the Currency Warrant Agent to the depository. The depository will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

EXERCISE OF CURRENCY WARRANTS

     Except as may otherwise be provided in an applicable Prospectus Supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable Prospectus Supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the Expiration Date, Currency Warrants will be deemed automatically exercised on the Expiration Date.

LISTING

     Except as may otherwise be provided in an applicable Prospectus Supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the Expiration Date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such Expiration Date. The applicable Currency Warrant Agreement will contain a covenant of the Company not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of the following ways: (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single institutional purchaser, (iii) through agents and (iv) a combination of any of the foregoing. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The Prospectus Supplement with respect to the Securities of a particular series sets forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the public offering or purchase price and the proceeds to the Company from such sale, any discounts and commissions to be allowed or paid to the underwriters or agents, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the securities exchanges, if any, on which the Securities will be listed. Under certain circumstances, the Company may repurchase Securities and reoffer them to the public as set forth above. The Company may also arrange for repurchases and resales of such Securities by dealers.

     If so indicated in the Prospectus Supplement, the Company will authorize the underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the Prospectus Supplement. Each such contract will be for an amount not less than the amount specified in such Prospectus Supplement, and unless the Company otherwise agrees, the aggregate principal amount of Debt Securities sold pursuant to such contracts shall not be more than the respective amounts stated in the Prospectus Supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Debt Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

     Under the agreements that may be entered into with the Company, the underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer

Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

                                 LEGAL MATTERS

     The legality of the Securities has been passed upon for the Company by Lowry F. Kline, General Counsel of the Company, who as to matters of New York law has relied upon the opinion of Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Coca-Cola Enterprises Inc. at December 31, 1994 and December 31, 1993 and for each of the three years in the period ended December 31, 1994, included in Coca-Cola Enterprises Inc.'s Annual Report on Form 10-K, as amended on November 3, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT OR ANY PRICING SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND ANY PRICING SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT AND ANY PRICING SUPPLEMENT OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT OR ANY PRICING SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT OR ANY PRICING SUPPLEMENT, OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SINCE SUCH DATE.

                           -------------------------

                               TABLE OF CONTENTS



           PROSPECTUS SUPPLEMENT

                                        PAGE
Description of Notes.................    S-2
Certain Federal Income Tax
  Consequences.......................   S-12
Plan of Distribution.................   S-17
                 PROSPECTUS
Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
The Company..........................      3
Risk Factors Relating to Currencies
  and Currency Warrants..............      4
Use of Proceeds......................      4
Summary Financial Data...............      5
Description of Debt Securities.......      7
Description of Debt Warrants.........     15
Description of Currency Warrants.....     16
Plan of Distribution.................     17
Legal Matters........................     18
Experts..............................     18

$1,407,500,000

(LOGO COCA-COLA ENTERPRISES INC.)

MEDIUM-TERM NOTES
DUE FROM AND
EXCEEDING NINE
MONTHS FROM DATE
OF ISSUE

SALOMON BROTHERS INC

LEHMAN BROTHERS

PROSPECTUS SUPPLEMENT

DATED NOVEMBER 21, 1995

                                                                  RULE 424(B)(2)
                                                       REGISTRATION NO. 33-62757

PRICING SUPPLEMENT NO. 1                   TO PROSPECTUS DATED NOVEMBER 15, 1995
                                             (AS SUPPLEMENTED NOVEMBER 21, 1995)

                      (COCA-COLA ENTERPRISES, INC. LOGO)

                               MEDIUM-TERM NOTES
                               (FIXED RATE NOTE)
               (DUE FROM 9 MONTHS TO 30 YEARS FROM DATE OF ISSUE)

Designation:  Fixed Rate
  Medium-Term Notes
  Due December 1, 2010

Principal Amount:  $25,000,000
Issue Price (as a percentage of
  Principal Amount):  100%

Interest Rate:  7.00%
Commission or Discount (as a
  percentage of Principal
  Amount):  0.00%

Original Issue Date:
  December 1, 1995

Maturity Date:
  December 1, 2010

Regular Record Dates:
  Fifteenth calendar day
  (whether or not a Business
  Day) prior to the corresponding
  Interest Payment Date

Interest Payment Dates:
  The first day of each
  month, commencing
  January 1, 1996, and
  ending on the Maturity Date.

Denominations:  $1,000

Redemption Provisions:
  The Notes are
  redeemable at the
  option of the Company
  on any March 1, June 1,
  September 1 and
  December 1 from and
  including December 1,
  1996 with thirty
  calendar days notice.

Form:  /X/  Book-Entry
        / /  Certificated

     This Pricing Supplement supplements and, to the extent inconsistent therewith, amends the description of the Notes referred to above in the accompanying Prospectus Supplement and Prospectus.

     Interest on the Notes will be calculated based on a year of 360 days consisting of twelve months of 30 days each.

     If any payment of principal or interest is due on a day that is not a Business Day, that payment may be made on the next succeeding Business Day. No additional interest will accrue as a result of the delay in payment. For purposes of the offering made hereby, "Business Day" as used herein and in the accompanying Prospectus Supplement means any day that is not a Saturday, Sunday or a day on which commercial banks in The City of New York are required or authorized to be closed. Capitalized terms used but not defined herein have the meanings assigned in the accompanying Prospectus Supplement and Prospectus.

                                   REDEMPTION

     The Notes are redeemable by the Company on any March 1, June 1, September 1 or December 1 from and including December 1, 1996, on at least ten days prior notice at a redemption price of 100% of the principal amount thereof plus accrued interest thereon to the date of redemption.

                              PLAN OF DISTRIBUTION

     Lehman Brothers, Inc. ("Lehman") has purchased the Notes as principal. Lehman may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purpose of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Lehman, or, if so agreed, at a fixed public offering price. After the initial public offering of the Notes, the public offering price may be changed.

Dated: November 21, 1995